Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035


                               Employee Broadcast
                           February 26, 2002 Air Date
                                 Roxanne Austin
                         President & COO, DIRECTV, Inc.


Hello, DIRECTV. Thank you for tuning into our employee broadcast series. Today I'm going to address this month's bonus payout, some final thoughts on our 2001 accomplishments, our first quarter priorities, and the progress on the pending merger.

Thanks to all of your efforts, 2001 turned out to be an amazing turnaround effort and a good year overall. Collectively, we initiated changes that are yielding encouraging results.

I have no doubt that 2002 will be another opportunity for DIRECTV to continue to improve our business as we continue to build on the momentum that we've created. From my perspective - and that of the senior leadership team - the DIRECTV spirit among employees is the most important force in moving our business forward.

A key component of our strategy is to create a supportive environment so you - the people who make things happen - can do their best work. Given the dramatic change we each navigate in the course of doing our jobs, it's more important than ever to create a climate allowing everyone to contribute to the best of their ability.

To help us do this, the senior leadership team and I conducted about one hundred one-on-one interviews this month with a cross-section of randomly selected employees. We wanted to find out what's on your minds. We wanted to know what you think we should be doing to create the optimal conditions for your best efforts.

As a group, we were impressed by the level of maturity, dedication and enthusiasm that came through. We were also heartened by the great degree of candor in expressing concerns and suggestions.

The senior leadership team discussed this employee feedback in great detail at an offsite meeting last week. My direct reports, along with their direct reports, met to focus on management strategies for this period of change and transition. We took an in-depth look at the key issues as well as creating strategies to protect and build the future success of the DIRECTV business. Employee issues and concerns were at the forefront of our discussions.

Employee feedback will continue to be important. I encourage you to share your ideas and suggestions with your immediate supervisor and your department management. In uncertain times, communication must be a major priority. But communication isn't just one-way - it's everyone's responsibility.

2001 RECAP [title slide]
----------

Let's take a brief look back at 2001. Congratulations again on the 2001 award payout that eligible employees received earlier this month. It's a tribute to your hard work in the second half of the year that we were able to achieve what we did and earn a payout. It took significant teamwork, along with individual contributions, to do what we've done as a business in the last several months. I'm very proud of our team.

In our first broadcast to you last July, Eddy and I talked about how we had reached an inflection point in our business. We experienced rapid growth during our launch and start-up phase. Then, like most successful start-ups, we experienced some growing pains.

We did exactly what we needed to do to move beyond those growing pains. We acknowledged the need to change the way we do business, and we implemented the needed changes very quickly. The changes were wide ranging and touched virtually every department in our company.

First, we changed our relationship with our customers. We now ask our customers to commit to one year of service at Total Choice or better to receive a DIRECTV-funded offer. This change was critical on several fronts. First, our investment to acquire a customer is significant, so we have to have a reasonable probability of achieving a return on that customer. Our research shows that churn drops consistently after a customer has been with us for one year, giving us a much better shot at retaining that customer long enough to pay back our investment and earn a return.

I want to compliment Steve Cox, Kathy Thomson and the entire Sales team who worked to implement this critical change in the way we do business at retail in the fourth quarter - the busiest time of the year for our retail partners. It was a great effort.

We also decided to take a hard stance on signal piracy - people who steal the DIRECTV signal. We made major progress due to the aggressive law enforcement actions led by Larry Rissler's group, and the launch of aggressive electronic countermeasures led by Dennis Flaherty and the Engineering team. In addition, we now require customers to commit to activate their service or face a financial penalty.

We've made a commitment to substantially improve our customer satisfaction, and we've had major progress, thanks to Bob Meyers and the Customer Satisfaction group, including the Boise Call Center. In December, for example, 80 percent of the calls made to our call centers were answered in 30 seconds or less. There were no busy signals at our call centers - every customer who called got through the first time.

We've also improved our Home Services capability thanks to the hard work of Bob Apple and the team in Denver Operations. We're installing DIRECTV systems in a much shorter time - with a 30 percent shorter wait time than last August. In addition, 95 percent of our service calls are now handled within 24 hours.



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

We also made a commitment to reduce our costs. The biggest leverage is in the area of subscriber acquisition costs. We've also worked with our key retailers to better align their compensation with our objective of quality customer acquisition.

These changes can be attributed to our efforts to improve the way we do business. My thanks to all of you who worked to make these changes a reality.

I'd also like to acknowledge the successful implementation of local-into-local on December 27. We met our must-carry obligation. More importantly, for the first time we have the opportunity to market a true cable replacement in the 41 markets where we have local signals.

My thanks to Jim Butterworth and the Spacecraft and RF team; Byron Kirchart and the BiFo and Systems Engineering teams; Guy Beverlin and the LABC team; Don Jones and the CRBC team; Stephanie Campbell, Bob Gabrielli and the Programming department; and Susan Collins and the Marketing team for an excellent implementation.

Now that I've summed up our accomplishments for last year, let's look at where we're going.

2002 Q1 PRIORITIES  [title slide]
------------------

It's a new year, and you've received each department's priorities for the quarter. If you need a refresher course, you can find the Q1 priorities on the DEN at the top of the "Company" page. I know everyone is working aggressively toward their department's priorities.

As I've told you before, it's imperative that we do this so we'll be in the best position if the merger moves forward as planned - or if the government denies the merger. In virtually any merger situation, that's always a possibility. The goal is a stronger business no matter what the outcome.

Let's take a look at our business goals. Now that we're about two-thirds of the way through the quarter, I hope you're conducting your daily work with an eye toward our key goals - profitable customer acquisition, retention and satisfaction, along with improving our financial returns. So far, we're making excellent progress.

As a reminder, our guidance to Wall Street for the quarter includes new customer acquisitions in the range of 200,000 to 250,000, approximately $1.425 billion in revenue, and between $80 and $100 million in EBITDA. In addition, our goal is to reduce our subscriber acquisition cost to around $525 and keep churn at 1.6 percent.

By continuing this focus and keeping the company's and your department's goals at the top of your mind, I have no doubt that we'll continue our performance in the first quarter and throughout the year.

I encourage you to engage in a dialogue with your manager or leader about how your department's goals and your individual goals tie into meeting the company's overall objectives. We all need to have clear priorities, and to take


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

responsibility to ensure we understand what those priorities are.

There are three projects currently underway I'd like to highlight. Each of them have a significant impact on meeting our goals this year.

The DIRECTV Product [title slide]
The first is an effort headed by Michael Thornton in Programming. Michael is leading a cross-functional team and taking an in-depth look at our "product" - the programming services we offer our customers. They're asking how we should best manage our product to be responsive to consumers, while at the same time being responsible to our own financial position.

They're taking a top-to-bottom look at what programming services we should offer, the criteria for offering them, and the amount we should pay for those services, and they're evaluating whether we're getting the right level of return. The end result will be a focused strategy for maximizing DIRECTV margin while focusing on the desires of our customers.

Customer Segmentation [title slide]
The second project is a customer segmentation and messaging strategy. Mary Lou Githens in Marketing is doing an extensive analysis of our customer base. Her team is defining various types of customers, based on their involvement with DIRECTV and what they want from the DIRECTV experience.

Once five or six major groups are identified, Mary Lou's team will create different business rules for how we should best interact with each of the groups, along with a specific communication strategy. Messages will be tailored for each group in the areas of retention and loyalty, acquisition marketing, upgrade marketing, and customer care.

Project Simple [title slide]
The third project is known in the halls of DIRECTV as Project Simple. These streamlined programming packages were launched earlier this month and are nearing the end of the migration process. This is thanks to the leadership of Jayne Hancock in Marketing and the collaborative efforts of employees in several different departments.

Project Simple will result in greater value and choice for our customers. DIRECTV expects to benefit from reduced churn, enhanced competitiveness and increased revenue opportunities. The related launch of the new and improved DIRECTV.com website, with its increased interactivity and self-care features, adds even more value to our customer experience.

A common theme running through each of these projects is their focus on providing customer value at the same time maximizing revenue and margin opportunities for the company. They'll help us achieve our business goals by finding the common ground between the needs of our customers and the needs of our business.

This year we're expanding our focus on revenue to include the average margin we earn per customer, or unit, per month. It's known in acronym form as AMPU, and it translates into our average revenue minus programming costs. AMPU helps us


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

understand what packages and services deliver the best return. You can learn more about these metrics in the "Business 101" series in our employee magazine, The Buzz @ DIRECTV.

I'm looking forward to sharing more information about the status of these projects in the future. They are all critical to achieving our objectives this year.

THE MERGER  [title slide]
----------

Now let's turn to where things stand with the merger. The regulatory review process is moving forward. As we communicated during the initial merger announcement, there are four major milestones that must be reached - Department of Justice review, FCC approval, a tax ruling and shareholder approvals. We're working with the estimate of nine to twelve months from the time of our announcement last October.

Now, you might ask, why the 9- to 12-month timeframe? It depends on the regulatory process. The Department of Justice has to determine whether the merger complies with antitrust laws. The Attorneys General in a number of states are also reviewing the merger to ensure that it complies with the antitrust laws. And the Federal Communications Commission has to approve the transfer of FCC licenses held by Hughes and EchoStar to the merged company. To do that, the FCC makes a determination about whether the merger serves the public interest.

Our initial filings with each agency have been made, and now we're in the stage where they are obtaining additional inputs in order to make their decisions. Our strategy is to be as responsive as possible and provide the requested information as quickly as possible. When these agencies are satisfied that they have enough information, they will make their decisions. Once the DOJ and FCC have reviewed all the facts about the merger and the numerous benefits it would provide consumers, we believe they will approve the merger.

For more details on the regulatory process, visit the "Merger Information" page on the DEN. In the near future, we'll provide more detail about how the regulatory process works.

These regulatory approvals are the major focus of attention right now for the senior leadership at Hughes and EchoStar, and for Eddy as one of the transition team leaders. When new information becomes available, you'll continue to receive updates.

TELLING OUR STORY  [title slide]
-----------------

One of the things we're doing to move the merger forward is telling our story to key lawmakers in the federal and state governments, the various regulatory agencies, the investment community and the media.

This morning, Jack and Eddy joined Charlie in Washington, D.C. to announce the merged company's plan to create the ability to offer local channels and competitive broadband services for all Americans.



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

Following the merger announcement, a small team of DIRECTV and EchoStar employees have worked together to develop a technical plan to offer local channels in all 210 television markets nationwide. After an examination of each company's spectrum and satellite assets, the team determined the plan could indeed become a reality.

This merger will eliminate 500 channels of duplicative programming that DIRECTV and EchoStar each offer today. By combining all of our spectrum, all of our existing and planned satellites, and adding another spot-beam spacecraft, we will be able to offer consumers in all fifty states access to all of their local broadcast channels. EchoStar and Hughes filed a joint application with the FCC last night that detailed this plan, whose rollout could be completed within 24 months of merger approval.

In addition, if the merger is completed, the parties have pledged to provide nationwide pricing on a competitive basis so that consumers in rural America receive the full benefits of the rigorous competition available in urban America.

Our "Local Channels, All Americans" plan will benefit consumers across America by:

o    Creating a meaningful competitor to cable television,
o    Providing competitive, national pricing to every community, and
o    Bringing more entertainment and information choices to all states.

The efficiencies gained from the merged company will also result in the provision of affordable, satellite-based broadband competition to cable modem and DSL offerings. Ultimately, the merged company expects to eliminate the "digital divide" - the households that currently don't have access to high-speed Internet and data services.

In addition to our FCC filings, we've detailed our plan in a series of booklets that are tailored for each state in the nation. These are being disseminated to key lawmakers on Capitol Hill today, and the national version will be posted on the DEN for your information.

Almost every day the media reports on the proposed transaction. I'm the first to admit this can be difficult when we're focused on running our business. Opponents of the merger, many of whom have a financial interest in seeing the merger defeated, are watching for us to become distracted. We simply can't afford to let that happen.

STAFFING UPDATE [title slide]
---------------

Before I wrap up, I want to address a concern I'm continuing to hear. Some employees have asked about the potential for another layoff in the early part of this year. As I told you in my December broadcast, we have no plans to do so. While we can't predict future economic conditions, let me reiterate that we have had no discussions and there are no plans for a layoff at this time.

I know you all feel uncertainty. We all do. But we have to focus on what is within our control. Focusing on things outside our control will only lead to increased anxiety. That's something none of us need right now. I want all of us as a team to have something tangible to be proud of this year - continued


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

improvement at DIRECTV. I am proud of what we accomplished together in the last half of last year and want to keep that feeling of accomplishment going. That we can control.

Promotions and salary increases are moving forward in accordance with our usual practices at all levels. This supports the need to conduct our business as usual and ensure that employees are rewarded appropriately and deployed most effectively throughout the organization.

WRAP UP  [title slide]
-------

Thank you for tuning in today. After this broadcast, you'll be receiving a brief survey from E-News. I encourage you to take a few minutes to respond. Your input is reported anonymously in aggregate form. Along with the senior leadership team, I personally review the results and I read every comment. I also share your feedback with Jack and Eddy. We can't address issues or effect change if we don't know what's on your minds, so I encourage you to provide your candid feedback.

I'm impressed by the fact that your levels of dedication and enthusiasm remain high, despite all the change and uncertainty we're working with right now. Along with our improving performance, this is a strong signal that we have some of the best and most talented people here at DIRECTV.

We're going to need all of your dedication and energy as we continue to provide our customers with the very best entertainment value. You're an important part of the continuing DIRECTV success story, and I appreciate the contributions you make every day.

Thank you.

                                      # # #




In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


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